Exhibit 4.2

CARROLLTON BANCORP

CERTIFICATE OF SECRETARY

The undersigned, ALLYSON CWIEK, the duly elected and qualified Secretary of Carrollton Bancorp, a Maryland corporation (the “Corporation”), does hereby certify and affirm that attached hereto as Exhibit A is a true, correct and complete copy of the Amendment No. 1 to Bylaws of the Corporation which became effective as of February 11, 2009 and is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary as of this 11th day of February, 2009.

/s/ Allyson Cwiek
Allyson Cwiek, Secretary

Exhibit A

AMENDMENT NO. 1 TO

BYLAWS OF

CARROLLTON BANCORP

Effective as of February 11, 2009, Article II, Section 1 of the Bylaws of Carrollton Bancorp is amended to add the following sentence:

          Notwithstanding the foregoing, upon the occurrence of a default in the payment of dividends on any class or series of Preferred Stock of the Corporation or any other event, which would entitle the holders of any class or series of Preferred Stock to elect additional directors of the Corporation, the number of directors of the Corporation will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of Preferred Stock (even if the resulting number of directors is more than twelve (12)), and such increase in the number of directors shall remain in effect for so long as the holders of such class or series of Preferred Stock are entitled to elect such additional directors.